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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             _______________________

                                 SCHEDULE 14D-9
                                 AMENDMENT NO. 7

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                             _______________________

                         WALLACE COMPUTER SERVICES, INC.
                            (NAME OF SUBJECT COMPANY)


                         WALLACE COMPUTER SERVICES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)
                             _______________________

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)


                                   932270 10 1
                       (CUSIP NUMBER OF CLASS SECURITIES)
                             _______________________

                               MICHAEL J. HALLORAN
         VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND ASSISTANT SECRETARY
                         WALLACE COMPUTER SERVICES, INC.
                             4600 W. ROOSEVELT ROAD
                            HILLSIDE, ILLINOIS 60162
                                 (312) 626-2000
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

          FREDERICK C. LOWINGER                     CRAIG T. BOYD
             STEVEN SUTHERLAND                      BUTLER, RUBIN,
              SIDLEY & AUSTIN                     SALTARELLI & BOYD
          ONE FIRST NATIONAL PLAZA           THREE FIRST NATIONAL PLAZA
           CHICAGO, ILLINOIS 60603             CHICAGO, ILLINOIS 60602
                (312) 853-7000                    (312) 444-9660


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          This Amendment No. 7 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on August 15, 1995 (as amended, the "Schedule 14D-9") by Wallace Computer Services, Inc., a Delaware corporation (the "Company"), relating to the tender offer by FRDK, Inc., a New York corporation (the "Bidder") and a wholly owned subsidiary of Moore Corporation Limited, an Ontario corporation ("Moore"), to purchase all outstanding shares of the Company's common stock, par value $1.00 per share, including associated preferred stock purchase rights, at a price per share of $56.00 net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase of the Bidder and Moore dated August 2, 1995 and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND.

         (b)(1)  ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR
AFFILIATES OF THE COMPANY. Item 3(b)(1) of Schedule 14D-9 is hereby amended and supplemented as follows:

         On September 27, 1995, the Board of Directors of the Company approved and adopted Amendment No. 37 ("Amendment No. 37") to the Wallace Computer Services, Inc. Profit Sharing and Retirement Fund, which Amendment No. 37 modified the definition of "Material Change" to be substantially similar to the definition of Material Change contained in the Employee Plan, the Executive Pay Plan, the Executive Incentive Plan and the LTP Plan. A copy of Amendment No. 37 is filed as Exhibit 28 hereto and is incorporated herein by reference, and the foregoing description of Amendment No. 37 is qualified in its entirety by reference to such Exhibit.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         Item 8 of Schedule 14D-9 is hereby amended and supplemented as follows:

          On September 27, 1995, the United States District Court for the Southern District of New York granted the defendants' motion to dismiss the Wallace Action without prejudice. The Court indicated that the Company was free to bring all of its claims as counterclaims in the Moore Action.

          On September 27, 1995, the Company mailed a letter to stockholders of the Company and issued a press release. A copy of such letter to stockholders and press release are filed as Exhibits 28 and 29 hereto, respectively, and are incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 28 Form of Amendment No. 37 to the Wallace Computer Services, Inc. Profit Sharing and Retirement Fund

Exhibit 29   Letter to Stockholders of the Company dated September 27, 1995

Exhibit 30   Text of Press Release dated September 27, 1995 issued by the
             Company


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   By:      /s/ Michael J. Halloran
                                        -------------------------------------
                                        Name:  Michael J. Halloran
                                        Title: Vice President, Chief Financial
                                               Officer and Assistant Secretary

Dated: September 28, 1995


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                                  EXHIBIT INDEX

Exhibit 28 Form of Amendment No. 37 to the Wallace Computer Services, Inc. Profit Sharing and Retirement Fund.

Exhibit 29   Letter to Stockholders of the Company dated September 27, 1995

Exhibit 30   Text of Press Release dated September 27, 1995 issued by the
             Company

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